ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada  89701-4299
(775) 684-5708
Website:  secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.      Name of corporation:         Paradigm Oil and Gas, Inc.

2.      The articles have been amended as follows (provide article numbers, if available):

Article Four is hereby deleted in its entirety and replaced with the following:

“The Corporation shall have authority to issue Three Hundred Ten Million (310,000,000) shares of capital stock, consisting of Three Hundred Million (300,000,000) shares of common stock, par value of $0.001 per share (“Common Stock”); and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

The Preferred Stock may be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock (hereinafter called “Directors’ Resolution.”).

All shares of Common Stock shall be identical and each share of Common Stock shall have one vote. The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as herein set forth and as may be stated in any Directors’ Resolution or Resolutions.

On August 18, 2008, the Corporation effectuated a reverse stock split for the outstanding shares of Common Stock at the rate of one share for every one hundred shares, without changing the authorized capital of the Corporation which remains at 300,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.”

3.      The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 31,488,337 votes For, 1,392,150 votes Against and 80,410 Abstentions.

4.      Effective date of filing (optional):  __________________________________________.
                                                               (must not be later than 90 days after the certificate is filed)

5.      Officer Signature (Required):   X /s/ Marc Juliar____________________
                                                   Marc Juliar, Chief Executive Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.